UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14F-1 THEREUNDER

SYPRUS, INC.

____________________________________

(Name of Registrant)

____________________________________

Nevada	000-52194	20-5014856
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

10700 Sikes Place, Suite 333

Charlotte, NC  28277

______________________________________________

(Address of Principal Executive Offices)

(704) 953-0777

______________________________________________

(Registrant's Telephone Number, Including Area Code)

Teresa G. Garvin

10700 Sikes Place, Suite 333

Charlotte, NC  28277

(704) 953-0777

______________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and

You Are Not Required to Send a Proxy to Us

SYPRUS, INC.

10700 Sikes Place, Suite 333

Charlotte, North Carolina  28277

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

Notice of Change in the Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Syprus, Inc. (the "Company" or "Syprus") at the close of business on October 23, 2007 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about October 24, 2007.

NO VOTE OR OTHER ACTION BY THE COMPANY'S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On or about September 24, 2007, Syprus entered into an exchange agreement (the "Exchange Agreement") with Ricky's Franchise Group, Inc. ("RFG") and Ricky's Candy, Cones & Chaos, Inc. ("RCCC") (hereinafter referred to sometimes collectively as "Ricky's Group.")  Under the terms of the Exchange Agreement, Ricky's Group will exchange all their outstanding shares of common stock for approximately 20,000,000 shares of the common stock of Syprus (the "Exchange").  Upon completion of the proposed transaction, RFG and RCCC will become wholly owned subsidiaries of Syprus.  In addition, at the time of the Exchange Syprus will redeem the shares of the common stock of the current shareholders, except for 700,000 shares.

The Board of Directors of the Company, has agreed that at the closing of the Exchange, messrs. Richard C. Barber, Charles Alario, J. Richard Cusick, Samuel A. Hupp and Frederick C. Fray will be appointed as directors of the Company, subject to the filing and dissemination of this Schedule 14f-1, and Ms. Teresa G. Garvin (the Company's Sole Director") will submit her resignation as a director of the Company, subject to the filing and dissemination of this Schedule 14f-1. As a result thereof, immediately after the closing of the Exchange, messrs. Richard C. Barber, Charles Alario, J. Richard Cusick, Samuel A. Hupp and Frederick C. Fray will constitute the entire Board of Directors of the Company.

THE CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS DISCLOSED IN THIS SCHEDULE 14f-1 FILING WILL RESULT IN A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company's shareholders of this Information Statement not less than ten days prior to the change in a majority of the Company's directors if said change occurs without a meeting of the Company's shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consisted of 100,000,000 shares of common stock, par value $.0001 per share, of which 10,000,000 shares are issued and outstanding and 10,000,000 shares of $.0001 par value preferred stock, of which no shares have been issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and officers of the Company.

NAME	AGE	POSITION
Teresa G. Garvin	38	President/Director
Peggy Garvin	68	Secretary

The directors serve one-year terms or until their successors are elected. The following sets forth biographical information regarding the Company's current directors and officers.

BIOGRAPHY

Teresa G. Garvin is the President and sole director of the Company, and she has held those positions since the inception of the Company. Ms. Garvin is the daughter-in-law of Peggy Garvin, the Company's secretary. In 1990, Ms. Garvin received a bachelor of science degree in industrial psychology from Appalachian State University located in Boone, North Carolina.

Peggy Garvin is the Secretary of the Company, and she has held this position since the inception of the Company. Ms. Garvin is the mother-in-law of Teresa G. Garvin, the President and a director of the Company. Ms. Garvin operated Garvin Court Reporting Services from about 1994 to 2004. Ms. Garvin is currently employed as a court reporter for the state of North Carolina, and she has held that position since July, 2004. In 1958, Ms. Garvin attended East Carolina University where she studied Business Administration. In 1986, Ms. Garvin received a certificate in real estate from Mayland Technical College located in Spruce, North Carolina.

Set forth below are the proposed directors and officers to be elected following the closing of the Exchange Agreement:

Name	Position/Title	Age
Richard C. Barber	President/Director	43
Charles Alario	Director	45
J. Richard Cusick	Director	49
Samuel A. Hupp	Director	33
Frederick C. Fray	Director	62

The following sets forth biographical information regarding the Company's proposed directors.

Richard C. Barber will be the President of the Company and Chairman of the Board of Directors. From July, 1999 to September, 2002 Mr. Barber was a division Vice President for The Bon-Ton Stores, located in York, Pennsylvania. The Bon-Ton Stores were a regional independent department store chain. From September, 2002 until July, 2003 Mr. Barber was vice president of merchandising for FAO Schwarz, a toy retailer, located in New York City. In June, 1987 Mr. Barber received a bachelor of arts degree from Central Connecticut State University located in New Britain, Connecticut.

Charles Alario will be a director of the Company. From 1991 to the present, Mr. Alario has been the owner and operator of Nathan's Famous, a quick service restaurant located in Toms River, New Jersey. In 1982, Mr. Alario received a Bachelor Degree in business from Pace University. In 1984, Mr. Alario received a juris doctor degree from Western State Law School, located in Fullerton, California.

J. Richard Cusick will be a director of the Company. From July, 1999 to April, 2003 Mr. Cusick was Senior Vice President for Louis Vuitton Moat Hennessey located in San Francisco, California. Mr. Cusick was responsible for luxury and fashion merchandising and brand development for Louis Vuitton. From November, 2004 to the present, Mr. Cusick has been executive vice president of Zoon Systems, located in San Francisco, California. Zoon Systems is an automated retail systems company and Mr. Cusick is responsible for all merchandising, marketing and inventory management, brand development and inventory management and logistics for that Company. In 1981, Mr. Cusick received a Bachelor of Arts Degree in history from The University of New Hampshire, located in Durham, New Hampshire.

Samuel A. Hupp will be director of the Company. From January, 2000 to July, 2005 Mr. Hupp was employed as a jewelry buyer by Zales Corporation of Dallas, Texas. Mr. Hupp was responsible for two product categories for the corporate chain of over 700 stores located across the United States. From August, 2005 to May, 2006 Mr. Hupp was employed as a gold and watch buyer for Kohl's Corporation, located in Milwaukee, Wisconsin. Kohl's is a department store with over 700 stores located across the United States and Mr. Hupp was a buyer for four product categories for the corporate chain. From June, 2006 to the present Mr. Hupp has been employed as a diamond buyer by Friedman Jeweler's, located in Dallas, Texas. Mr. Hupp is responsible for two product categories for the corporate chain of 479 stores located throughout the United States. In May, 1996 Mr. Hupp received a Bachelor of Science degree in geography from Southwest Texas State University, located in San Marcos, Texas.

Frederic C. Fray will be a director of the Company. Since 1993, Mr. Fray has been in the private practice of law in Allentown, New Jersey. In 1967, Mr. Fray received a Bachelor of Arts Degree in Sociology and a Bachelor of Science Degree in economics from Brooklyn College, located in Brooklyn, New York. In 1973, Mr. Fray received a doctor of jurisprudence degree from New York Law School, located in New York City.

FAMILY RELATIONSHIPS

Teresa Garvin is the daughter-in-law of Peggy Garvin, however, there are no family relationships among any of the Company's proposed officers or directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's common stock by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company's common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

The following sets forth the beneficial ownership information prior to the closing of the Exchange Transaction:

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock(1)
Teresa G. Garvin	1,000,000	10%
Garvin Investments, LLC (2)	9,000,000	90%
All Officers and Directors as a Group (2 persons)	10,000,000	100%

(1)

Applicable percentage ownership is based on 10,000,000 shares outstanding as of October 23, 2007. There are no options, warrants, rights, conversion privilege or similar right to acquire the common stock of the Company outstanding as of October 23, 2007.

(2)

Garvin Investments, LLC is a North Carolina limited liability company that is beneficially owned by Teresa G. Garvin, a Director and President of the Company.

The following sets forth the proposed beneficial ownership information after the closing of the Exchange Transaction:

Name and Address of Beneficial Owner	Amount and Nature of Common Stock Beneficially Owned	Percentage Ownership of Common Stock(1)
Richard C. Barber 40 Laird Street, #238 Long Branch, New Jersey 07740	12,600,000	61%
Frank Alario 11 Nantone Court Colts Neck, New Jersey 07722	2,950,000	14%
Charles Alario 11 Nantone Court Colts Neck, New Jersey 07722	2,950,000	14%
All Officers and Directors as a Group (5 persons)	15,550,000	75%

(1)

Applicable percentage ownership is based on 20,700,000 shares which will be outstanding assuming the successful completion of the Exchange.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

Section 16(a) of the Exchange Act requires the Company's directors and officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company's review of the copies of the forms received by it during the fiscal year ended December 31, 2006 and written representations that no other reports were required, the Company believes that the following person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company's common stock failed to comply with all Section 16(a) filing requirements during such fiscal year:

Name	Number of Late Reports	Number of Transactions Not Reported on a Timely Basis
Teresa G. Garvin	1	0
Garvin Investments, LLC	1	0

COMPENSATION OF DIRECTORS AND OFFICERS

The following table sets forth the cash compensation paid by the Company to its President and all other executive officers for services rendered during the fiscal year ended December 31, 2006.

Name and Position	Year	Total Compensation

Teresa G. Garvin, President/Director	2006	None
Peggy Garvin, Treasurer	2006	None

Director Compensation

We do not currently pay any cash fees to our officers or our directors.

Employment Agreements

The Company is not a party to any employment agreements.

COMMITTEES OF THE COMPANY'S BOARD OF DIRECTORS

Because our board of directors currently consists of only one member, we do not have a standing nominating, compensation or audit committee. Rather, our full board of directors performs the functions of these committees. Also, we do not have a financial expert on our board of directors as that term is defined by Item 401(e)(2) of Regulation S-B. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits the directors to give sufficient time and attention to such matters to be involved in all decision making. Additionally, because our Common Stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our director is also an officer and shareholder of the Company, she is not independent.

In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate's qualifications. The Board will request such information as:

•	The name and address of the proposed candidate;
•	The proposed candidates resume or a listing of his or her qualifications to be a director of the Company;
•	A description of any relationship that could affect such person's qualifying as an independent director, including identifying all other public company board and committee memberships;
•	A confirmation of such person's willingness to serve as a director if selected by the Board of Directors; and
•	Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company's proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person in order to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Director's evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

MEETINGS OF THE BOARD OF DIRECTORS

During its fiscal year ended December 31, 2006, the Company's Board of Directors on one occasion approved resolutions at a meeting of the Board of Directors.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Syprus, Inc., 10700 Sikes Place, Suite 333, Charlotte, North Carolina  28277.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company's securities, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company's outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, during the fiscal year ended December 31, 2006, in any transaction or proposed transaction which may materially affect the Company.

No executive officer, present director, proposed director or any member of these individuals' immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company's fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

SYPRUS, INC.
October 24, 2007	By:/s/ Teresa G. Garvin
Teresa G. Garvin
President